SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE TO
                      TENDER OFFER STATEMENT
            (Under Section 14(d)(1) or 13(e)(1) of the
                 Securities Exchange Act of 1934)


                 SOLITARIO RESOURCES CORPORATION
                         (Name of Issuer)

             SOLITARIO RESOURCES CORPORATION (ISSUER)
 (Name of Filing Person (identifying status as offeror, issuer or other person))

                   Common Stock, $.01 Par Value
                  (Title of Class of Securities)

                          [Applied For]
              (CUSIP Number of Class of Securities)

                        James S. Maronick
                   Vice President and Secretary
                 Solitario Resources Corporation
                    1675 Broadway, Suite 2400
                        Denver, CO  80202
                          (303) 534-1030
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications
                 on Behalf of the Filing Person)

                             Copy to:

                          Ronald J. Lone
                         Stoel Rives LLP
                600 University Street, Suite 3600
                     Seattle, WA  98101-3197
                          (206) 386-7638

                    CALCULATION OF FILING FEE
                               N/A


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A     Filing Party:  N/A
Form or Registration No.:  N/A     Date Filed:   N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                                       July 11,
                                                       2000

              SOLITARIO TO OFFER TO ACQUIRE ALTORO

DENVER, COLORADO: Solitario Resources Corporation (SLR-TSE) of Denver, Colorado and Altoro Gold Corp. (ATG-CDNX) of Vancouver, British Columbia, Canada, today announced that they have entered into a definitive agreement whereby Solitario will offer to acquire all of the outstanding shares of Altoro, including a previously announced private placement of 600,000 shares (Altoro Shares) at an exchange ratio of one share of Solitario for every three Altoro Shares. Based on the closing stock prices of July 11, 2000, the offer reflects a value of approximately Cdn $0.53 for each Altoro Share representing a 40% premium. Altoro agreed to enter into the definitive agreement following a review of the transaction by an independent committee of Altoro's board.

Solitario will offer to exchange Solitario shares for Altoro options, subject to regulatory approval If 100% of Altoro Shares and options are exchanged, Solitario would issue approximately
6.23 million of its shares and would then have approximately 23 million shares outstanding. Solitario will offer to exchange one Solitario warrant for every three Altoro warrants. If 100% of Altoro warrants are exchanged, warrants to purchase up to 825,242 Solitario shares will be issued.

The definitive agreement has been unanimously approved by both Solitario's and Altoro's boards. Altoro's two principal shareholders have agreed to tender their shares, representing approximately 30% of the Altoro Shares, to the offer. Completion of the offer is subject to the receipt of 66 2/3% of all the Altoro Shares being tendered and receipt of all required regulatory approvals, including the effectiveness of a registration statement to be filed with the U.S Securities and Exchange Commission. Altoro has agreed to pay Solitario a non-completion fee equal to 4% of the value of the offer in certain
circumstances.   It is anticipated that Solitario will take up
and deliver the consideration for the securities tendered to the offer by August 31, 2000.

The combination of Solitario's and Altoro's assets will create a mineral resource company with an expanded array of South American exploration properties which have the potential to host major zinc, platinum, palladium, nickel and gold deposits. Altoro's principal assets include the emerging Pedra Branca platinum-palladium ("PGE") exploration property in Brazil, the Rincon del Tigre PGE-nickel property in Bolivia and four gold properties in Brazil. Solitario's principal assets include the advanced-exploration stage Bongara zinc project, the carried royalty position on its Yanacocha gold property, the Sapalache gold property in Peru and US$7.3 million in cash.

Altoro's 126,000-acre Pedra Branca property covers a favorable PGE-bearing ultramafic complex. Previous drilling by Rio Tinto and Gencor in the mid-1980's encountered potentially economic grades of PGE-mineralization in several zones. Recent drilling by Altoro on the Esbarro zone expanded mineralization and the zone remains open to further expansion. Earlier this year, Altoro entered into a Letter of Intent to option the Pedra Branca property to Rockwell Ventures Inc. Rockwell can earn a 60% interest in the project by spending US$7.0 million on exploration and development over four years and issuing to Altoro US$500,000 in Rockwell stock. The operating agreement with Rockwell is currently being drafted.

Altoro's 100%-owned, 125,000-acre Rincon Del Tigre property in eastern Bolivia is one of the largest PGE-bearing ultramafic complexes in the world. Recent work by Altoro has defined a strong twenty kilometer long PGE-anomaly. Rio Tinto drilled two holes four kilometers apart into this anomaly in 1992 which intersected 33 feet (10 meters) grading 1.3 g/t PGE in one hole and 26 feet (8 meters) grading 1.2 g/t PGE in the other. Additionally, several large target areas have potential to host major nickel laterite deposits.

In June 2000 Altoro entered into an option agreement with Mitchell River Exploration Pty. Ltd. (MRE) on three Brazilian
gold projects.   MRE has committed to spend a minimum of US$2.0
million per year on the three properties until it has completed 75,000 feet (23,500 meters) of combined drilling to earn 60% to 80% interest in the properties. All three properties are subject to various underlying leases.

Christopher E. Herald, CEO of Solitario, stated, "This is a good strategic fit for both companies. After the acquisition, Solitario will be well diversified on both a commodity and geographic basis. The potential future exploration expenditures by joint venture partners, in order to earn their interest in all properties is over US$30 million. This includes an estimated US$13 million on the advanced Bongara zinc project, US$10 million on four gold projects, US$7 million on the Pedra Branca PGE property, and a strong carried-royalty position on the 145,000-acre Yanacocha gold property. Additionally, each company also controls a 100% interest in several earlier-staged exploration properties with outstanding PGE, nickel and gold potential.

David O'Connor, President of Altoro, stated, "Solitario's strong cash position combined with estimated joint venture partner spending of US$6 million for 2000, allows the combined company to advance its 100%-owned projects."

Solitario is a gold, PGE and base metals exploration company actively exploring in Peru. Solitario is a 57.2%-owned subsidiary of Crown Resources Corporation (NASDAQ: CRRS, TSE:
CRO) and is traded on the TSE under the symbol SLR. Altoro is a PGE and gold exploration company exploring in Brazil and Bolivia and is traded on the CDNX under the symbol ATG.

INVESTORS SHOULD READ ALL DOCUMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED OFFER AS SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. After filing, Investors can obtain such documents for free at www.sec.gov or may request such filed documents from Solitario at the address listed below. The Toronto Stock Exchange and the Canadian Venture Exchange have neither approved or disapproved of the contents of this news release.

FOR MORE INFORMATION, CONTACT:

Solitario Resources Corporation:             Altoro Gold
                                             Corporation:
Debbie W. Mino:                         Joan McCorquodale
Christopher E. Herald                   David O'Connor
(800) 229-6827                     (604) 718-9079
E-mail: dwmino@solitarioresources.com        E-mail:
                                             info@altoro.com